SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2002 · Commission File Number: 00-115124

NCE PETROFUND
(Name of Registrant)

The Exchange Tower
130 King Street West, Suite 2850
P.O. Box 104
Toronto, Ontario
Canada M5X 1A4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY
NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCE PETROFUND, by NCE PETROFUND MANAGEMENT CORP., As manager of NCE PETROFUND

Date: March 11, 2002

By: ______________________________

Name: John Vooglaid
Title: Secretary-Treasurer and Vice-President, Finance

EXHIBIT

EXHIBIT 1

FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. **Reporting Issuer**

NCE PETROFUND, The Exchange Tower, 130 King Street West, Suite 2850, P.O. Box 104, Toronto, Ontario, M5X 1A4.

Item 2. **Date of Material Change**

March 7th, 2002.

Item 3. **Press Release**

The Press Release was sent on March 7th, 2002 through the Canadian Corporate News Service -- Toronto, Ontario.

Item 4. **Summary of Material Change**

For further information, attached hereto is a copy of the Press Release.

Item 5. **Full Description of Material Change**

For further information, attached hereto is a copy of the Press Release.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. John F. Driscoll, Chairman, [416] 364-8788.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 8th day of March, 2002.

NCE PETROFUND

Signed: "John Vooglaid"

John Vooglaid,
Vice-President & Treasurer

E:\ncegroup\27PFDeal.pdf

NCE RESOURCES GROUP

The Exchange Tower
130 King Street West
Suite 2850, P.O. Box 104
Toronto, Ontario M5X 1A4
Telephone: (416) 364-8788
Fax: (416) 364-5615

News Release

March 7, 2002

NCE Petrofund (TSE:NCF.UN) Announces "Bought Deal" Financing

TORONTO NCE Petrofund (TSE:NCF.UN) announced today that it has entered into an agreement with National Bank Financial Inc. on behalf of a group of underwriters for the purchase by the underwriters on a bought-deal basis of 3,000,000 units of the Trust at a price of $13.00 per unit for total gross proceeds of $39 million, not including the options referred to below.

Underwriters' Option The Underwriters have an option exercisable prior to closing to purchase an additional 1,000,000 Trust Units at the offering price.

Over-allotment Option The Underwriters also have an over-allotment option exercisable for 30 days after closing to purchase a number of Trust Units equal to 15% of the offering (including any portion of the underwriters' option that is exercised), subject to regulatory approval.

Use of proceeds NCE Petrofund Corp. will use the net proceeds of the offering primarily to reduce outstanding borrowings under its credit facilities.

Closing Closing of the offering is expected on or about March 28, 2002.

NCE Petrofund NCE Petrofund is an income trust designed to acquire oil and gas properties through the acquisition of oil and gas assets. The resulting cash flow from these properties is distributed to unitholders on a monthly basis.

NCE Resources Group NCE Petrofund is a member of NCE Resources Group. NCE Resources Group was formed in 1984 as an oil and gas investment management organization. The company has invested or manages the investment of over $1.3 billion on behalf of approximately 85,000 investors. NCE employs approximately 200 people in the areas of engineering, land management, geology, accounting, finance and investor services.

Continued next page

Not for distribution to U.S. news wire services or for dissemination in the United States.

NCE RESOURCES GROUP

The Exchange Tower
130 King Street West
Suite 2850, P.O. Box 104
Toronto, Ontario M5X 1A4
Telephone: (416) 364-8788
Fax: (416) 364-5615

NCE Petrofund Announces "Bought Deal" Financing...page 2

Disclaimer

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, trust units in the United States, or any province or territory of Canada, nor shall there be any sale of the trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Note for Investors

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. NCE Petrofund cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what NCE Petrofund currently foresees. Discussion of the various factors that may affect future results is contained in NCE Petrofund's recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Contact Information

For Investor Services, please contact (416) 364-9297 or 1-888-739-4623

For media enquiries, please contact Jim Wright at (416)-364-8788 or 1-800-563-4623

For analyst enquiries, please contact Chris Dutcher at (403) 218-8625

e-mail: info@nceresources.com website: www.nceresources.com

Not for distribution to U.S. news wire services or for dissemination in the United States.